Exhibit 99.1

Azure Power Global Limited (“The Company”) has filed annual results for fiscal year 2020 period ending March 31, 2020 for its two restricted groups, Azure Power Energy Limited and Azure Power Solar Energy Private Limited, with the Singapore Stock Exchange.

The financials for Azure Power Energy Limited can be found on the investor relations section of the company’s website at http://investors.azurepower.com/filings-and-bondholders/bondholder-reports or at https://links.sgx.com/FileOpen/RG-I%20Financials_19-20%202906_Final%20Set.ashx?App=Announcement&FileID=621824.

The financials for Azure Power Solar Energy Private Limited can be found on the investor relations section of the company’s website at http://investors.azurepower.com/filings-and-bondholders/bondholder-reports or at https://links.sgx.com/FileOpen/Financials_RG-II_19-20%202906_Final%20Set.ashx?App=Announcement&FileID=621825.

These filings are not to be incorporated into any F-3 filings with the Securities and Exchange Commission.